December 10, 2010

Securities and Exchange Commission
Attn: Aslynn Hogue
100 F Street, N.E.
Washington, DC 20549

Re:	Palomar Medical Technologies, Inc. (the “Company”)
Definitive Proxy Statement on Schedule 14A, Filed April 12, 2010
File No. 001-11177.

Dear Ms. Hogue:

Thank you for the telephone call we had today.  This letter is in response to the letter of December 9, 2010 from Mr. Russell Mancuso to Joseph P. Caruso, the Company’s President, Chief Executive Officer and Director.

On September 27, 2010, it was brought to the Company’s attention through an e-mail message from Todd Wallack, Business Reporter from The Boston Globe, that there was an addition error in our 2010 Proxy.  Upon investigation, we realized we had made a math error which resulted in a small overstatement of the total compensation listed for our Executive Chairman of the Board, Louis P. Valente, for 2007.  The data in the columns of the Summary Compensation Table are accurate but the column listing the total for Mr. Valente in 2007 is overstated by approximately $54,000.

Given that the overstatement is small (5.9% of the total), that the error was in the Total column only and that the other columns are accurate, and that it is for the year 2007, the Company determined that the error is not material and, as a result, that no corrective filing is required.  We continue to believe that no corrective filing is required.

The Company acknowledges that

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please do not hesitate to contact me with any questions.

Sincerely,

/s/ Patricia A. Davis
Patricia A. Davis
Senior Vice President,
General Counsel and Secretary